Mail Stop 3561


								March 15, 2006


By U.S. Mail

Joao Ramalho Talone
Chief Executive Officer
EDP - Energias de Portugal
Praca Marques de Pombal, 12
Lisbon, Portugal 1250-162

		Re:	EDP - Energias de Portugal
			Form 20-F for the year ended December 31, 2004
			Filed September 30, 2005
			File No. 1-14648

Dear Mr. Talone:

	We have completed our review of your Form 20-K and related filings and have no further comments at this time.

							Sincerely,




							Michael Moran, Esq.
Branch Chief